Filed Pursuant to Rule 424(b)(4)
Registration No. 333-167347

Boston Private Financial Holdings, Inc.

4,100,000

Shares of Common Stock

Boston Private Financial Holdings, Inc. is offering 4,100,000 shares of our common stock, par value $1.00 per share.

The common stock is listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “BPFH.” The last reported sale price of our common stock on June 15, 2010 was $6.13 per share.

See “Risk Factors” on page 8 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$6.10	$25,010,000
Underwriting discount	$0.32025	$1,313,025
Proceeds, before expenses, to Boston Private Financial Holdings, Inc.	$5.77975	$23,696,975

The underwriters have the option to purchase up to an additional 615,000 shares from Boston Private Financial Holdings, Inc. at the initial price to the public less the underwriting discount.

These securities are not deposits or obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency.

The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about June 21, 2010.

Goldman, Sachs & Co.

Keefe, Bruyette & Woods

Prospectus dated June 15, 2010

Prospectus

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement and the accompanying prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents. This prospectus is not an offer to sell or solicitation of an offer to buy shares of the common stock in any circumstances under which the offer or solicitation is unlawful.

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PROSPECTUS SUMMARY

The following summary may not contain all the information that may be important to you or that you should consider before deciding to purchase shares of our common stock, and is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus or that is incorporated by reference herein. You should read the entire prospectus, especially the risks set forth under the heading “Risk Factors” in this prospectus, as well as the financial and other information incorporated by reference herein, before making an investment decision.

As used in this prospectus, the terms “Boston Private,” the “Company,” “we,” “our,” and “us” refer to Boston Private Financial Holdings, Inc. and our consolidated subsidiaries, unless the context indicates otherwise; the “Banks” refers to Boston Private Bank & Trust Company, Borel Private Bank & Trust Company, First Private Bank & Trust and Charter Private Bank, collectively; the “Investment Managers” refers to Dalton, Greiner, Hartman, Maher & Co., LLC and Anchor Capital Holdings, LLC, collectively; and the “Wealth Advisors” refers to KLS Professional Advisors Group, LLC, Bingham, Osborn & Scarborough, LLC, and Davidson Trust Company. This prospectus includes our trademarks and other trade names identified herein. All other trademarks and trade names appearing in this prospectus are the property of their respective holders.

Boston Private Financial Holdings, Inc.

Overview

We were incorporated on September 2, 1987, under the laws of The Commonwealth of Massachusetts. On July 1, 1988, we registered with the Board of Governors of the Federal Reserve System, or the “Federal Reserve Board,” as a bank holding company under the Bank Holding Company Act of 1956, as amended. We are a wealth management company that offers a full range of wealth management services to high net worth individuals, families, businesses, and select institutions through our three functional segments: Private Banking, Investment Management and Wealth Advisory. We seek to capitalize on growth in the wealth management sector by targeting affluent regions and offering localized service. We believe the high net worth market continues to be characterized by attractive demographics because of the strong rate of growth expected over the next decade in the number of high net worth individuals, growth in assets controlled by high net worth individuals, and the significant transition of wealth between generations. Our clients have complex financial situations and we seek to be their trusted advisor by offering wealth management solutions through a high-touch, relationship-driven approach.

Our approach to the wealth management market is to create a financial umbrella that helps to preserve, grow, and transfer assets over the financial lifetime of a client through three financial disciplines: private banking, investment management and wealth advisory. We conduct substantially all of our business through our three functional segments. Each functional segment reflects the services provided by us to a distinct segment of the wealth management markets as described below.

Our consolidated financial statements include our accounts and those of our wholly-owned and majority-owned subsidiaries, which we also refer to as our “consolidated affiliate partners.” All of our bank affiliates are wholly-owned subsidiaries and, with the exception of KLS Professional Advisors Group, LLC, which became wholly-owned as of January 2010, and Coldstream Holdings, Inc., which is minority-owned, our other investment management and wealth advisory affiliates are majority-owned. These majority-owned subsidiaries are consolidated in accordance with accounting principles generally accepted in the United States, or “GAAP.” The minority interests are generally held by individuals who owned and ran the businesses prior to acquisition by us and who continue to be actively involved in those businesses.

Private Banking

The Private Banking segment has four consolidated affiliate partners – Boston Private Bank & Trust Company, chartered by The Commonwealth of Massachusetts; Borel Private Bank & Trust Company and First Private Bank & Trust, both California state chartered banks; and Charter Private Bank, a Washington state chartered bank. The Banks are insured by the FDIC. The Banks pursue private banking and community-oriented business strategies in their operating regions. The Banks are principally engaged in providing banking and a variety of other fiduciary services including investment management, advisory, and administrative services to high net worth individuals, their families, small and medium-sized businesses and professionals. In addition, the Banks offer their clients a broad range of deposit and lending products. The specific mix of products, services and clientele can vary from affiliate to affiliate.

Investment Management

The Investment Management segment has two consolidated affiliate partners – Dalton, Greiner, Hartman, Maher & Co., LLC, a registered investment adviser, and Anchor Capital Holdings, LLC, which is the parent company of Anchor Capital Advisors LLC and Anchor/ Russell Capital Advisors LLC, both of which are registered investment advisers. The Investment Managers serve the needs of pension funds, endowments, trusts, foundations and select institutions, mutual funds and high net worth individuals and their families throughout the United States and abroad. The Investment Managers specialize in value-driven equity portfolios with products across the capitalization spectrum. The specific mix of products, services and clientele varies between affiliates. The Investment Managers are located in New England and New York, with one affiliate administrative office in South Florida.

Wealth Advisory

The Wealth Advisory segment has three consolidated affiliate partners – KLS Professional Advisors Group, LLC, Bingham, Osborn & Scarborough, LLC, and Davidson Trust Company, or DTC, all of which are registered investment advisers, with the exception of DTC, and wealth management firms. We also hold a minority unconsolidated interest in Coldstream Holdings, Inc., the parent of Coldstream Capital Management, Inc, a registered investment adviser. The Wealth Advisors provide comprehensive, planning-based financial strategies to high net worth individuals and their families, and non-profit institutions. The firms offer fee-only financial planning, tax planning and preparation, estate and insurance planning, retirement planning, charitable planning and intergenerational giving planning. The Wealth Advisors manage investments covering a wide range of asset classes for both taxable and tax-exempt portfolios. The Wealth Advisors are located in New York, Northern California, and Pennsylvania.

Our core strategy is to offer financial services to the high net worth market, with a particular emphasis on the newly affluent, at each stage of the typical financial life cycle. In the early stages, these services typically involve forms of debt products, including residential “jumbo” mortgages or commercial loans to privately owned businesses. In the latter stages, we offer asset management services and, in between, we offer financial planning services such as tax planning, estate planning, and asset allocation consulting. We believe that our affluent clients respond to localized relationship management and take comfort in having their trusted financial advisor within close proximity. By keeping local management in place and giving them the autonomy to run their businesses with centralized support and oversight from our management team, we maintain the benefit of an affiliate’s local reputation while leveraging our expertise. Through this strategy, we believe our affiliates are better able to build high-touch, service-oriented relationships with our clients.

Our address is Ten Post Office Square, Boston, Massachusetts 02109 and our telephone number at that location is (617) 912-1900. You can find additional information regarding Boston Private in Boston Private’s filings with the SEC referenced in the section of this document titled “Where You Can Find More Information” beginning on page 32.

Recent Developments

Preliminary Results as of and for the Two-Month Period Ended May 31, 2010

The unaudited financial information set forth below as of May 31, 2010 and May 31, 2009 and for each of the two-month periods then ended is derived from our unaudited consolidated monthly financial statements for such months prepared for internal management purposes. Such unaudited consolidated financial statements are prepared in accordance with GAAP. However certain estimates and assumptions utilized in the preparation of the unaudited consolidated financial statements as of and for the two months ended May 31, 2010 and 2009 may differ from those that are utilized in the preparation of the quarter-ended unaudited consolidated financial statements due to differences between our monthly and quarterly close process. The financial information as of December 31, 2009 is derived from our audited consolidated financial statements and related notes included in the Company’s 2009 Annual Report on Form 10-K, which is incorporated herein by reference.

•	Total revenue increased 13%, or $5.6 million, to $49.1 million for the two months ended May 31, 2010 from $43.4 million for the same period in 2009.

•

Operating expense, which does not include provision for loan losses, increased 2%, or $0.8 million, to $37.7 million for the two months ended May 31, 2010 from $36.9 million for the same period in 2009.

•	Net interest income increased 16%, or $4.2 million, to $30.1 million for the two months ended May 31, 2010 from $25.9 million for the same period in 2009.

•	Loan balances increased 7%, or $274.1 million, to $4.5 billion at May 31, 2010 from $4.2 billion at May 31, 2009, and increased 4%, or $159.7 million, from $4.3 billion at December 31, 2009.

•	Deposit balances increased 13%, or $498.4 million, to $4.4 billion at May 31, 2010 from $3.9 billion at May 31, 2009, and increased 4%, or $172.6 million, from $4.3 billion at December 31, 2009.

•

Total assets under management/advisory increased 12%, or $2.0 billion, to $17.9 billion at May 31, 2010 from $15.9 billion at May 31, 2009, and increased 1%, or $0.2 billion, from $17.7 billion at December 31, 2009.

•	Net charge-offs increased 53%, or $1.0 million, to $2.9 million for the two months ended May 31, 2010 from $1.9 million for the same period in 2009.

•	Provision for loan losses increased 35%, or $1.6 million, to $6.2 million for the two months ended May 31, 2010 from $4.6 million for the same period in 2009.

•	Non-performing loans decreased 2%, or $1.4 million, to $85.3 million at May 31, 2010 from $86.7 million at May 31, 2009, and decreased 6%, or $5.1 million, from $90.3 million at December 31, 2009.

Appointment of New Chief Executive Officer

On June 8, 2010, we announced that Clayton G. Deutsch, 55, will become the Chief Executive Officer and President of the Company, effective as of July 31, 2010. In addition, Mr. Deutsch will serve as a Class I member of our board of directors, effective July 31, 2010.

Since 2006, Mr. Deutsch has been the global leader of McKinsey & Company’s Merger Management Practice. From 1993 to 2005, Mr. Deutsch managed McKinsey & Company’s Midwest Complex of offices, including Chicago, Pittsburgh, Minneapolis, Cleveland and Detroit. Previously, Mr. Deutsch founded and led McKinsey’s Great Lakes Financial Services practice from 1986 to 1995.

Gross Up Rights

As previously disclosed, under an investment agreement dated as of July 22, 2008, The Carlyle Group, or “Carlyle,” has certain “gross up” rights in connection with this offering exercisable by its designated affiliate to acquire additional shares from us on the same price (net of underwriting discounts) and terms as proposed in the offering, in an aggregate amount sufficient to enable it to maintain its proportionate common stock equivalent interest in us. Carlyle has expressed preliminary interest to us in exercising its gross up rights to purchase a number of newly issued shares of common stock and, if necessary, convertible preferred stock such that, in aggregate, Carlyle would own 23% of common stock equivalent interest in us, of which it would hold a number of shares of common stock equal to not more than 9.99% of our common stock outstanding after the offering. As a result of bank regulatory ownership limitations, if convertible preferred stock is issued, that stock would be subject to limitations on transfer and conversion designed to ensure that Carlyle and its affiliates will not own or control 10% or more of any class of voting securities of the Company. If Carlyle exercises its gross up rights in full, based upon the offering hereby of 4,100,000 shares of our common stock and assuming that the underwriters do not exercise their option to purchase additional shares, Carlyle would purchase 943,000 newly issued shares of common stock. Any shares of common stock or convertible preferred stock issued to Carlyle in satisfaction of those rights would be issued in a private placement and not in this offering.

Selected Historical Financial Information

The following table presents selected consolidated financial information, which should be read in conjunction with our consolidated financial statements, the related notes thereto, and the information contained in our 2009 Annual Report on Form 10-K, including under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which is incorporated herein by reference. The selected historical financial data as of December 31, 2009 and December 31, 2008 and for the years ended December 31, 2009, 2008 and 2007 are derived from our audited consolidated financial statements and related notes included in the Company’s 2009 Annual Report on Form 10-K, which is incorporated herein by reference. The selected historical financial data as of March 31, 2010 and for each of the three months ended March 31, 2010 and 2009 is derived from our unaudited interim consolidated financial statements and related notes included in the Company’s Quarterly Report on Form 10-Q for the first quarter of 2010, incorporated herein by reference. The selected historical financial data as of December 31, 2007 and March 31, 2009 are derived from our 2008 Annual Report on Form 10-K and our Quarterly Report on Form 10-Q for the first quarter of 2009, respectively, as adjusted at both dates for discontinued operations which occurred in 2009.

	As of and For the Three Months Ended March 31,		As of and For the Years Ended December 31,
	2010	2009	2009	2008	2007
	(In thousands)
Balance Sheet Data:
Total balance sheet assets	$6,034,392	$7,179,620	$6,049,265	$7,282,835	$6,940,829
Assets of discontinued operations	–	1,673,060	–	1,578,170	1,663,893
Total loans (excluding loans held for sale)	4,358,979	4,158,017	4,307,040	4,129,081	4,003,291
Allowance for loan losses	73,262	67,591	68,444	64,091	59,933
Cash and investments	1,327,776	955,566	1,387,483	1,132,290	842,335
Goodwill and intangible assets	148,788	153,425	150,117	155,051	276,912
Deposits	4,478,795	3,758,608	4,255,219	3,748,912	3,550,499
Borrowed funds	836,240	1,122,613	992,034	1,329,898	1,273,945
Stockholders’ equity	610,180	660,727	651,154	648,676	619,372
Non-performing assets	104,317	80,207	106,938	76,828	35,301
Loans (charged off), net of recoveries	(2,797)	(9,825)	(40,606)	(192,485)	478
Total consolidated client assets under management and advisory	18,338,000	14,940,000	17,670,000	15,853,000	19,183,000
Income Statement Data:
Net interest income	44,311	39,409	159,485	150,228	136,993
Provision for loan losses	7,615	13,325	44,959	196,643	23,449

Net interest income/(loss) after provision for loan losses	36,696	26,084	114,526	(46,415)	113,544
Fees and other income	27,428	30,620	126,449	129,449	106,204
Operating expense	56,032	51,626	221,259	213,785	184,626
Impairment of goodwill and intangibles	–	–	1,699	133,202	31,780

Income/(loss) from continuing operations before income taxes	8,092	5,078	18,017	(263,953)	3,342
Income tax expense/(benefit)	2,337	818	1,632	(70,737)	(6,339)

Net income/(loss) from continuing operations	5,755	4,260	16,385	(193,216)	9,681

Net income/(loss) from discontinued operations	36	(629)	(7,505)	(191,209)	(1,524)

Less: Noncontrolling interests	685	765	3,649	4,327	3,987

Net income/(loss) attributable to the Company	$5,106	$2,866	$5,231	$(388,752)	$4,170

	As of and For the Three Months Ended March 31,		As of and For the Years Ended December 31,
	2010	2009	2009	2008	2007
	(In thousands, except share data)
Per Share Data:
Basic and diluted (loss)/earnings per share	$0.02	$(0.09)	$(0.41)	$(4.85)	$0.15
Average basic common shares outstanding	67,869,907	64,648,998	66,696,977	47,528,418	36,731,621
Average diluted common shares outstanding	76,474,261	64,648,998	66,696,977	47,528,418	38,315,330
Cash dividends per share	$0.01	$0.01	$0.04	$0.22	$0.36
Book value per share(1)	$6.54	$7.05	$6.51	$7.36	$16.53

Selected Operating Ratios:
Return on average assets (annualized)	0.37%	0.20%	0.15%	nm	0.13%
Return on average equity (annualized)	3.74%	2.11%	1.37%	nm	1.39%
Net interest margin(2)	3.18%	3.23%	3.14%	3.18%	3.44%
Total fees and other income/total revenue(3)	38.23%	43.72%	44.22%	46.29%	43.67%

Asset Quality Ratios:
Non-accrual loans (excluding loans held for sale) to total loans (excluding loans held for sale)	1.95%	1.09%	2.01%	0.89%	0.85%
Non-performing assets to total assets	1.73%	1.12%	1.77%	1.05%	0.51%
Allowance for loan losses to total loans (excluding loans held for sale)	1.68%	1.63%	1.59%	1.55%	1.50%
Allowance for loan losses to non-accrual loans (excluding loans held for sale)	0.86	1.49	0.79	1.74	1.76
Allowance for loan losses to classified loans (excluding loans held for sale)	0.50	0.61	0.49	1.01	0.63

Other Ratios:
Dividend payout ratio	50.00%	nm (4)	nm (4)	nm (4)	nm (4)
Total equity to total assets	10.11%	9.20%	10.76%	8.91%	8.92%

*nm—not meaningful

(1)	Book value per share is calculated by reducing our total equity by the preferred stock balance, then dividing that value by the total common shares outstanding as of the end of that period.
(2)	Net interest margin represents net interest income on a fully-taxable equivalent basis as a percent of average interest-earning assets.
(3)	Total revenue is defined as net interest income plus fees and other income.
(4)	We paid dividends on our common stock of $0.01 during the three months ended March 31, 2009 and $0.04, $0.22 and $0.36 in the years ended December 31, 2009, 2008 and 2007, respectively.

The Offering

Issuer	Boston Private Financial Holdings, Inc., a Massachusetts corporation

Common Stock Offered by Us	4,100,000 shares (plus up to an additional 615,000 shares of our common stock that we may issue and sell upon the exercise of the underwriters’ option to purchase additional shares).

Common Stock to be Outstanding after this Offering	74,213,908 shares(1)

NASDAQ Symbol	BPFH

Use of Proceeds	We expect to receive net proceeds from this offering of approximately $23,396,975 million after deducting the underwriting discounts and commissions and our estimated expenses (or approximately $26,951,521 million if the underwriters exercise their option to purchase additional shares in full). We intend to use the net proceeds from this offering to strengthen the quality of our capital base and support the redemption of the 104,000 shares of our Series C Fixed Rate Cumulative Perpetual Preferred Stock, or “Series C Preferred Stock,” aggregated liquidation value of approximately $104 million, which we issued to the United States Department of Treasury, or the “U.S. Treasury,” on November 21, 2008 under its Troubled Asset Purchase Program—Capital Purchase Program, or the “CPP.” We have received approval from the U.S. Treasury and the Federal Reserve Board for such redemption.

(1)	Based on shares outstanding as of June 11, 2010. Excludes 615,000 shares issuable upon exercise of the underwriters’ option to purchase additional shares, 7,261,091 shares potentially issuable upon conversion of our Series B Non-Cumulative Perpetual Contingent Convertible Preferred Stock, or “Series B Preferred Stock,” 8,330,565 shares potentially issuable upon exercise of our outstanding warrants, and 4,642,392 shares underlying options granted under our stock compensation plans. This amount also excludes the shares of common stock, including shares of common stock potentially issuable upon conversion of any newly issued convertible preferred stock, that Carlyle may receive in connection with its gross up rights.

RISK FACTORS

In addition to other information contained in this prospectus you should carefully consider the risks described below and incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2009, as updated by our subsequent filings under the Securities Exchange Act of 1934, as amended, in evaluating our company and our business before making a decision to invest in our common stock. These risks are not the only ones faced by us. Additional risks not presently known or that are currently deemed immaterial could also materially and adversely affect our financial condition, results of operations, business and prospects. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus and the documents incorporated herein by reference also contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus and the documents incorporated herein by reference. Please refer to the section entitled “Cautionary Statement Regarding Forward-Looking Statements” in this prospectus.

Risks Related to this Offering

Market conditions and other factors may affect the value of our common stock.

The trading price of the shares of our common stock will depend on many factors, which may change from time to time, including:

•	conditions in the credit, mortgage and housing markets, the markets for securities relating to mortgages or housing, and developments with respect to financial institutions generally;

•	interest rates;

•	the market for similar securities;

•	government action or regulation;

•	general economic conditions or conditions in the financial markets;

•	our past and future dividend practice; and

•	our financial condition, performance, creditworthiness and prospects.

Accordingly, the shares of common stock that an investor purchases, whether in this offering or in the secondary market, may trade at a price lower than that at which they were purchased.

The market price and trading volume of our common stock may be volatile.

The market price of our common stock may be volatile, particularly given the current economic environment. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the public offering price. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	quarterly variations in our operating results or the quality of our assets;

•	changes in applicable regulations or government action;

•	operating results that vary from the expectations of management, securities analysts and investors;

•	changes in expectations as to our future financial performance;

•	announcements of innovations, new products, strategic developments, significant contracts, acquisitions and other material events by us or our competitors;

•	changes in financial estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to us or other financial institutions;

•	the operating and securities price performance of other companies that investors believe are comparable to us;

•	future sales of our equity or equity-related securities;

•	changes in global financial markets and global economies and general market conditions, such as interest or foreign exchange rates, stock, commodity or real estate valuations or volatility;

•	failure to meet analysts’ revenue or earnings estimates;

•	speculation in the press or investment community generally or relating to our reputation or the financial services industry;

•	actions by our current stockholders, including sales of shares of our common stock by existing stockholders and/or directors and executive officers;

•	future sales of our equity or equity-related securities; and

•	general market conditions and, in particular, developments related to market conditions for the financial services industry.

Stock markets in general and our common stock in particular have experienced significant volatility over the past two years, and continue to experience significant price and volume volatility. As a result, the market price of our common stock may continue to be subject to similar market fluctuations that may be unrelated to our operating performance or prospects. Increased volatility could result in a decline in the market price of our common stock.

The number of shares available for future sale could adversely affect the market price of our common stock.

We cannot predict whether future issuances of shares of our common stock or the availability of shares for resale in the open market will decrease the market price per share of our common stock. We may issue additional shares of common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive shares of common stock. Sales of a substantial number of shares of our common stock in the public market or the perception that such sales might occur could materially adversely affect the market price of the shares of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

The exercise of the underwriters’ option to purchase additional shares, the exercise of any options granted to directors, executive officers and other employees under our stock compensation plans, and other issuances of our common stock could have an adverse effect on the market price of the shares of our common stock, and the existence of options, or shares of our common stock reserved for issuance as restricted shares of our common stock may materially adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. In addition, future sales of shares of our common stock may be dilutive to existing stockholders.

You may not receive dividends on the common stock.

Holders of our common stock are entitled to receive such dividends only when, as and if declared by our board of directors. Furthermore, our common shareholders are subject to the prior dividend rights of any holders of our preferred stock or depository shares representing such preferred stock then outstanding. As of March 31, 2010, 401 shares of our Series B Preferred Stock were issued and outstanding and 104,000 shares of our Series C Preferred Stock, held by the U.S. Treasury under the CPP, were issued and outstanding. Although we have historically declared cash dividends on our common stock, we are not required to do so and our board of directors may reduce or eliminate our common stock dividend in the future. This could adversely affect the market price of our common stock.

Our results of operations and our ability to fund dividend payments on our common stock and all payments on our other obligations depend upon the results of operations of our subsidiaries.

We are a separate and distinct legal entity from our banking and non-banking subsidiaries. Our principal source of funds to make payments on securities is dividends from our banking subsidiaries. Various federal and state statutes and regulations limit the amount of dividends that our banking subsidiaries may pay to us without regulatory approval. In particular, dividend and other distributions from the Banks to the Company would require notice to or approval of the applicable regulatory authority. There can be no assurances that we would receive such approval or approvals.

In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, such authority may require, after notice and hearing, that such bank cease and desist from such practice. Depending on the financial condition of our banking subsidiaries, the applicable regulatory authority might deem us to be engaged in an unsafe or unsound practice if our banking subsidiaries were to pay dividends. The Federal Reserve Board has issued a policy statement generally requiring bank holding companies and their insured bank subsidiaries only to pay dividends out of current operating earnings. The Federal Reserve Board released a supervisory letter advising bank holding companies, among other things, that as a general matter a bank holding company should inform the Federal Reserve Board and should eliminate, defer or significantly reduce its dividends if (i) the bank holding company’s net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends, (ii) the bank holding company’s prospective rate of earnings retention is not consistent with the bank holding company’s capital needs and overall current and prospective financial condition, or (iii) the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

Payment of dividends could also be subject to regulatory limitations if any of our banking subsidiaries became “under-capitalized” for purposes of the “prompt corrective action” regulations of the federal bank regulatory agencies that are the primary regulators of our banking subsidiaries. “Under-capitalized” is currently defined as having a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 4.0%, or a core capital, or leverage, ratio of less than 4.0%.

Furthermore, our right to participate in any distribution of assets of any of our subsidiaries upon its liquidation or otherwise, and thus your ability as a holder of our common stock to benefit indirectly from such distribution, will be subject to the prior claims of creditors of such subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, our common stock will effectively be subordinated to all existing and future liabilities and obligations of our subsidiaries.

Future offerings of debt, which would be senior to our common stock upon liquidation, and/or preferred equity securities which may be senior to our common stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources or, if our or our banking subsidiaries’ capital ratios fall below the required minimums, we or our banking subsidiaries could be forced to raise additional capital by making additional offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes and preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Our Series B Preferred Stock and our Series C Preferred Stock have a preference on liquidating distributions and a preference on dividend payments that could limit our ability to pay a dividend or make another distribution to the holders of our common stock.

Anti-takeover provisions could negatively impact our stockholders.

Provisions of Massachusetts law and provisions of our articles of organization and bylaws, could make it more difficult for a third party to acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us. We have a classified board of directors and as such are subject to the provisions of Section 8.06(b) of the Massachusetts Business Corporations Act, or the “MBCA,” which provides for certain anti-takeover provisions for public companies incorporated in Massachusetts. Additionally, our articles of organization authorize our board of directors to issue preferred stock without stockholder approval and such preferred stock could be issued as a defensive measure in response to a takeover proposal. These provisions could make it more difficult for a third party to acquire us even if an acquisition might be in the best interest of our stockholders.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus, in any related prospectus and in information incorporated by reference into this prospectus and any related prospectus that are not historical facts may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties. These statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. These forward-looking statements include statements relating to our strategy, effectiveness of investment programs, evaluations of future interest rate trends and liquidity, expectations as to growth in assets, deposits and results of operations, receipt of regulatory approval for pending acquisitions, success of acquisitions, future operations, market position, financial position, and prospects, plans and objectives of management. You should not place undue reliance on our forward-looking statements. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to significant risks, uncertainties and other factors which are, in some cases, beyond the Company’s control.

Forward-looking statements are based on the current assumptions and beliefs of management and are only expectations of future results. Our actual results could differ materially from those projected in the forward-looking statements as a result of, among others, factors referenced herein under the section captioned “Risk Factors”; adverse conditions in the capital and debt markets and the impact of such conditions on our private banking, investment management and wealth advisory activities; changes in interest rates; competitive pressures from other financial institutions; the effects of continuing deterioration in general economic conditions on a national basis or in the local markets in which we operate, including changes which adversely affect borrowers’ ability to service and repay our loans; changes the value of the securities in our investment portfolio; changes in loan default and charge-off rates; the adequacy of loan loss reserves; reductions in deposit levels necessitating increased borrowing to fund loans and investments; the adoption of adverse government regulation; the risk that goodwill and intangibles recorded in our financial statements will become impaired; risks related to the identification and implementation of acquisitions; and changes in assumptions used in making such forward-looking statements; as well as the other risks and uncertainties detailed in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and other filings submitted to the Securities and Exchange Commission, or the “SEC.” Forward-looking statements speak only as of the date on which they are made. We do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

REGULATORY CONSIDERATIONS

As a bank holding company under the Bank Holding Company Act, the Federal Reserve Board regulates, supervises and examines us. For a discussion of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries and specific information relevant to us, please refer to the section “Business—III. Regulatory Considerations—Supervision and Regulation” in our Annual Report on Form 10-K for the year ended December 31, 2009, and to any subsequent reports we have filed with the SEC, which are incorporated by reference in this prospectus. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders. Depository institutions, like the Banks, are also affected by various federal and state laws, including those relating to consumer protection and similar matters. In addition, many of our affiliates are also subject to regulation under federal and state securities laws.

On May 20, 2010, the U.S. Senate approved a sweeping financial regulatory reform bill, entitled the “Restoring American Financial Stability Act of 2010,” or “RAFSA.” RAFSA must now be reconciled with the financial reform bill passed by the U.S. House of Representatives in December 2009, entitled the “Wall Street Reform and Consumer Protection Act of 2009”, or the House Bill. The reconciliation process of RAFSA and the House Bill is occurring in a House-Senate Conference Committee that commenced deliberations on June 10, 2010. Any compromise bill adopted by the committee would then have to be approved by the House and the Senate before legislation may be sent to President Obama for his signature. RAFSA would implement far-reaching changes across the financial regulatory landscape affecting all financial institutions, including the Company and its subsidiaries. The Company believes that it is too early to predict the impact on the Company of any regulatory reform legislation that is passed into law.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $23,396,975 million after deducting the underwriting discounts and commissions and our estimated expenses (or approximately $26,951,521 million if the underwriters exercise their option to purchase additional shares in full). We intend to use the net proceeds from this offering to strengthen the quality of our capital base and to support the redemption of the 104,000 shares of our Series C Preferred Stock, aggregated liquidation value of approximately $104 million, which we issued to the U.S. Treasury on November 21, 2008 under the CPP. We have received approval from the U.S. Treasury and the Federal Reserve Board to redeem these securities.

CAPITALIZATION

The following table shows our capitalization as of March 31, 2010 on a historical basis and on an as adjusted basis to give effect to the offering and sale of 4,100,000 shares of our common stock in this offering at a public offering price of $6.10 per share, after deducting underwriting discounts and commissions and estimated transaction expenses payable by us. You should read the information included in the table in conjunction with our unaudited consolidated interim financial statements and the related notes included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed with the SEC and incorporated by reference in this prospectus.

	As of March 31, 2010
	Historical	Pro Forma As Adjusted(1)
	(unaudited) (in thousands, except share amounts)
Deposits and borrowings:
Deposits	$4,478,795	$4,478,795
Securities sold under agreements to repurchase	118,394	118,394
Federal Home Loan Bank borrowings	524,201	524,201
Junior subordinated debentures	193,645	193,645

Total deposits and borrowings	5,315,035	5,315,035

Redeemable noncontrolling interests	20,424	20,424
Stockholders’ equity:
Series B, issued (contingently convertible): 401 shares at March 31, 2010; liquidation value: $100,000 per share	58,089	58,089
Series C, issued: 104,000 shares at March 31, 2010; liquidation value $1,000 per share	99,037	99,037
Common stock, $1.00 par value; authorized: 170,000,000 shares; issued and outstanding: 69,239,025 shares at March 31, 2010	69,239	73,339
Additional paid-in capital	629,810	649,107
Accumulated deficit	(253,078)	(253,078)
Accumulated other comprehensive income	7,083	7,083

Total stockholders’ equity	610,180	633,577

Total capitalization	$5,945,639	$5,969,036

(1)	The pro forma amounts exclude any shares that Carlyle may receive in connection with its gross up rights.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the NASDAQ Global Select Market under the symbol “BPFH.” The following table sets forth, for the periods indicated, the high and low intra-day sale prices per share of our common stock as reported on NASDAQ.

	High	Low
Year Ended December 31, 2008:
First Quarter	$27.30	$10.15
Second Quarter	11.75	5.63
Third Quarter	13.80	4.53
Fourth Quarter	10.66	5.01
Year Ending December 31, 2009:
First Quarter	$7.07	$2.07
Second Quarter	6.94	3.00
Third Quarter	7.25	4.13
Fourth Quarter	6.73	4.55
Year Ending December 31, 2010:
First Quarter	$8.36	$5.52
Second Quarter (through June 15, 2010)	8.97	5.62

The last reported sales price for our common stock on June 15, 2010 was $6.13 per share. There were approximately 1,338 stockholders of record of our common stock as of June 11, 2010.

DIVIDEND POLICY

We presently plan to pay cash dividends on our common stock on a quarterly basis dependent upon the results of operations of the immediately preceding quarters. However, declaration of dividends by our board of directors will depend on a number of factors, including capital requirements, liquidity, regulatory limitations, our operating results and financial condition and general economic conditions.

We paid dividends on our common stock of $0.04 and $0.22 in 2009 and 2008, respectively. We also paid a dividend of $0.01 per share of our common stock on May 26, 2010 to shareholders of record as of May 12, 2010. On July 22, 2008, we announced that we reduced our dividend to $0.04 per share on an annualized basis. As a result of the U.S. Treasury’s purchase of our Series C Preferred Stock on November 21, 2008, the U.S. Treasury’s consent shall be required for any increase in common stock dividends per share until the third anniversary of the date of November 21, 2008, unless prior to such date the Series C Preferred Stock is redeemed in whole or the U.S. Treasury has transferred all of the Series C Preferred Stock to third parties.

We are a legal entity separate and distinct from our banking and other subsidiaries. Our subsidiaries are subject to certain state and federal laws that may restrict their ability to pay dividends to us, which in turn may restrict our ability to pay dividends to the holders of our common stock. The payment of dividends by us and the Banks may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 170,000,000 shares of common stock, par value $1.00 per share, and 2,000,000 shares of preferred stock, par value $1.00 per share. The Series B Preferred Stock, Series C Preferred Stock and Series A Non-Cumulative Mandatorily Convertible Preferred Stock (the “Series A Preferred Stock”), are the only authorized classes or series of our preferred stock as of the date of this prospectus. All of the Series A Preferred Stock converted into shares of the our common stock effective October 1, 2008.

Common Stock

The following is a description of the material terms and provisions of our common stock. It may not contain all the information that is important to you. Therefore, you should read our articles of organization and by-laws which have been filed with the SEC.

General

Under our articles of organization, the Company has authority, without further shareholder action, to provide for the issuance of up to 170,000,000 shares of common stock, par value $1.00 per share. We may amend our articles of organization from time to time to increase the number of authorized shares of common stock. Any such amendment would require the approval of the holders of a majority of our stock entitled to vote. Our common stock is listed on the NASDAQ under the symbol “BPFH.”

Rank

The Series B Preferred Stock and Series C Preferred Stock are senior to the common stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Company.

Dividends

Subject to the preferential rights of any other class or series of stock, holders of shares of our common stock will be entitled to receive dividends, if and when they are authorized and declared by our board of directors, out of assets that we may legally use to pay dividends.

Voting Rights

Except as otherwise required by-law and except as provided by the terms of any other class or series of stock, holders of common stock have the exclusive power to vote on all matters presented to our shareholders, including the election of directors. Holders of common stock are entitled to one vote per share. There is no cumulative voting in the election of our directors, which means that, subject to any rights to elect directors that are granted to the holders of any class or series of preferred stock, a plurality of the votes cast at a meeting of shareholders at which a quorum is present is sufficient to elect a director.

Preemptive Rights

Holders of our common stock do not have preemptive rights under the MBCA, or our articles of organization or by-laws.

Liquidation/Dissolution Rights

In the event we are liquidated, dissolved or our affairs are wound up, and subject to the preferential rights of any other class or series of stock, holders of shares of the our common stock are entitled to receive, in cash or in kind, in proportion to their holdings, the assets that we may legally use to pay distributions after we pay or make adequate provision for all of our debts and liabilities.

Transfer Agent

The transfer agent and registrar for the common stock is Computershare, Inc., in Canton, Massachusetts.

SERIES B PREFERRED STOCK

General

The following is a description of certain material terms and provisions of our Series B Preferred Stock. It may not contain all the information that is important to you. Therefore, you should read our articles of organization and by-laws which have been filed with the SEC.

We currently have 401 shares of Series B Preferred Stock issued and outstanding.

Rank

The Series B Preferred Stock, with respect to dividend rights and rights on liquidation, winding-up and dissolution, ranks on a parity with the Series C Preferred Stock and with each other class or series of preferred stock established after the date of issuance of the Series B Preferred Stock, the terms of which expressly provide that such class or series will rank on a parity with the Series B Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Company and senior to the common stock and each other class or series of capital stock of the Company the terms of which do not expressly provide that it ranks on a parity with or senior to the Series B Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Company.

Dividends

Holders of Series B Preferred Stock are entitled to receive, when, as and if declared by our board of directors, non-cumulative cash dividends in the amount determined as set forth below.

If our board of directors declares and pays a cash dividend in respect of any shares of our common stock, then our board of directors is required to declare and pay to the holders of the Series B Preferred Stock a cash dividend in an amount per share of Series B Preferred Stock equal to the product of (i) the per share dividend declared and paid in respect of each share of common stock and (ii) the number of shares of common stock into which such share of Series B Preferred Stock is then convertible. Dividends on the Series B Preferred Stock are non-cumulative.

Conversion

Holders of shares of Series B Preferred Stock have the right to convert the Series B Preferred Stock at any time. The number of shares of Common Stock into which a share of Series B Preferred Stock will be convertible will be determined by dividing the liquidation preference by the conversion price, subject to customary anti-dilution adjustments. No fractional shares of Common Stock will be issued. Upon conversion, cash will be paid in lieu of fractional shares based on the closing price of the common stock determined as of the second trading day immediately preceding the date of conversion.

Liquidation Preference

In the event we voluntarily or involuntarily liquidate, dissolve or wind up, the holders of the Series B Preferred Stock will be entitled to receive liquidating distributions in the amount of $100,000 per share of Series B Preferred Stock, plus an amount equal to any declared but unpaid dividends on the Series B Preferred Stock to and including the date of such liquidation before any distribution of assets is made to the holders of the common stock or any other junior securities. After payment of the full amount of such liquidating distributions, holders of the Series B Preferred Stock will be entitled to participate in any further distribution of the remaining assets of the Company as if each share of Series B Preferred Stock had been converted, immediately prior to such liquidating distributions, into the number of shares of common stock equal to the liquidation preference divided by the then-applicable conversion price.

In the event our assets available for distribution to shareholders upon any liquidation, dissolution or winding-up of the affairs of the Company, whether voluntary or involuntary, are insufficient to pay in full the amounts payable with respect to all outstanding shares of the Series B Preferred Stock and the corresponding amounts payable on any parity securities, holders of Series B Preferred Stock and the holders of parity securities will share ratably in any distribution of assets of the Company in proportion to the full respective liquidating distributions to which they would otherwise be respectively entitled.

SERIES C PREFERRED STOCK

General

The following is a description of certain material terms and provisions of our Series C Preferred Stock. It may not contain all the information that is important to you. Therefore, you should read our articles of organization and by-laws which have been filed with the SEC.

The Series C Preferred Stock was initially issued to the U.S. Treasury under the CPP. We currently have 104,000 shares of Series C Preferred Stock issued and outstanding.

Rank

The Series C Preferred Stock with respect to dividend rights and rights upon liquidation, dissolution or winding up of our affairs, will rank (i) on a parity with any classes or series of our stock of which are not, by their terms, junior or senior to the Series C Preferred Stock including, but not limited to, the Company’s Series B Preferred Stock, and (ii) senior to the our common stock. The Series C Preferred Stock and Series B Preferred Stock, are the only authorized classes or series of our preferred stock as of the date of this prospectus.

Dividends

Holders of the Series C Preferred Stock are entitled to receive cumulative cash dividends at the rate of 5.0% per annum through February 15, 2014, when and as authorized by our board of directors, out of funds legally available for the payment of dividends, and thereafter at a rate of 9% per annum. Such dividends shall be payable quarterly in arrears on the 15th day of each February, May, August and November. Dividends will be payable to holders of record as they appear in the stock records of the Company at the close of business on the applicable record date, which shall be the 15th calendar day immediately preceding such dividend payment date or such other record date fixed by our board of directors or any duly authorized committee of our board of directors that is not more than 60 nor less than 10 days prior to such dividend payment date.

Dividends on the Series C Preferred Stock will accumulate whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized. Accumulated but unpaid dividends on the Series C Preferred Stock shall bear interest at the applicable dividend rate, unless and otherwise prohibited or limited by applicable law.

No dividends will be declared or paid or set apart for payment on any capital stock of the Company ranking, as to dividends, on a parity with or junior to the Series C Preferred Stock for any period unless full cumulative dividends have been or contemporaneously are declared and paid on the Series C Preferred Stock for all past dividend periods and the then current dividend period. When dividends are not paid in full upon the Series C Preferred Stock and the shares of each other series of preferred stock ranking on a parity as to dividends with the Series C Preferred Stock, all dividends declared on the Series C Preferred Stock and any other series of preferred stock ranking on a parity as to dividends with the Series C Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series C Preferred Stock and such other series of preferred stock shall in all cases bear to each other the same ratio that accumulated dividends per share of Series C Preferred Stock and such other series of preferred stock bear to each other.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of our affairs, the holders of the Series C Preferred Stock will be entitled to be paid out of the assets available for distribution to our stockholders in the amount of a liquidation preference of $1,000.00 per share, plus an amount equal to any accumulated and unpaid dividends, if any, thereon to the date of such liquidation, dissolution or winding up, before any distribution of assets is made to holders of common stock or any other capital stock ranking junior to the Series C Preferred Stock as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series C Preferred Stock will have no right or claim to any of the remaining assets of the Company.

In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up of our affairs, our legally available assets are insufficient to pay the amount of the liquidating distributions on the Series C Preferred Stock and the corresponding amounts payable on the shares of each other series of preferred stock ranking on a parity with the Series C Preferred Stock in the distribution of assets upon liquidation, then the holders of the Series C Preferred Stock and any other series of preferred stock ranking on a parity with the Series C Preferred Stock in the distribution of assets upon liquidation, then the holders of the Series C Preferred Stock and any other series of preferred stock ranking on a parity with the Series C Preferred Stock in the distribution of assets upon liquidation shall share ratably in any such distribution of assets in proportion to the full respective distributions to which they would otherwise be respectively entitled.

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes material United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. You are a non-U.S. holder if you are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from common stock.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, or the “Code”, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds our common stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding our common stock should consult its tax advisor with regard to the United States federal income tax treatment of an investment in our common stock.

You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of our common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

Except as described below, if you are a non-U.S. holder of our common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

•

a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as (or, in the case of a non-U.S. holder that is a partnership or an estate or trust, such forms certifying the status of each partner in the partnership or beneficiary of the estate or trust as) a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

•

in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the United States Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	you are a non-United States person, and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of our common stock unless:

•

the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis,

•	you are an individual, you hold our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or

•

we are or have been a United States real property holding corporation for federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of our common stock and you are not eligible for any treaty exemption.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

We have not been, are not and do not anticipate becoming, a United States real property holding corporation for United States federal income tax purposes.

Federal Estate Taxes

Common stock held by a non-U.S. holder at the time of death will be included in the holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

Under recently enacted legislation, a 30% withholding tax would be imposed on certain payments that are made after December 31, 2012 to certain foreign financial institutions, investment funds and other non-U.S. persons that fail to comply with information reporting requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. Such payments would include U.S.-source dividends and the gross proceeds from the sale or other disposition of stock that can produce U.S.-source dividends.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments, and

•	the payment of the proceeds from the sale of common stock effected at a United States office of a broker,

as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of our common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

CERTAIN ERISA CONSIDERATIONS

Each person considering the use of plan assets of a pension, profit-sharing or other employee benefit plan, individual retirement account, or other retirement plan, account or arrangement to acquire or hold our common stock should consider whether an investment in our common stock would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, the ERISA, or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code, as applicable, prohibit plans subject to Title I of ERISA and/or Section 4975 of the Code including entities such as collective investment funds, partnerships and separate accounts or insurance company pooled separate accounts or insurance company general accounts whose underlying assets include the assets of such plans, each a Plan, and, collectively, the Plans, from engaging in certain transactions involving “plan assets” with persons who are “parties in interest,” under ERISA or “disqualified persons” under the Code, or “parties in interest” with respect to the Plan. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain plans including those that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA and Section 414(e) of the Code with respect to which the election provided by Section 410(d) of the Code has not been made), and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws, herein referred to collectively as the “Similar Laws.”

The acquisition or holding of our common stock by a Plan with respect to which we, the underwriters or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transactions under ERISA or Section 4975 of the Code, unless our common stock is acquired or held pursuant to and in accordance with an applicable exemption. Accordingly, in such situations, our common stock may not be purchased or held by any Plan or any person investing “plan assets” of any Plan, unless such purchase or holding is eligible for the exemptive relief available under a Prohibited Transaction Class Exemption, or the PTCE, such as PTCE 96-23, PTCE 95-60, PTCE 91-38, PTCE 90-1 or PTCE 84-14 issued by the U.S. Department of Labor or there is some other basis on which the purchase and holding of common stock is not prohibited, such as the exemption under

Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code, or the “Service Provider Exemption” for certain transactions with non-fiduciary service providers for transactions that are for adequate consideration.

Each purchaser or holder of our common stock or any interest therein, and each person making the decision to purchase or hold our common stock on behalf of any such purchaser or holder will be deemed to have represented and warranted in both its individual capacity and its representative capacity (if any), on each day from the date on which the purchaser or holder acquires its interest in our common stock to the date on which the purchaser disposes of its interest in our common stock, by its purchase or holding of our common stock or any interest therein that (a) its purchase and holding of our common stock is not made on behalf of or with “plan assets” of any Plan, or (b) if its purchase and holding of our common stock is made on behalf of or with “plan assets” of a Plan, then (i) its purchase and holding of our common stock will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code and (ii) neither we, the underwriters, nor any of our affiliates is acting as a fiduciary (within the meaning of Section 3(21) of ERISA) in connection with the purchase or holding of our common stock and has not provided any advice that has formed or may form a basis for any investment decision concerning the purchase or holding of our common stock. Each purchaser and holder of our common stock or any interest therein on behalf of any governmental plan, church plan, and foreign plan will be deemed to have represented and warranted by its purchase or holding of our common stock or any interest therein that such purchase and holding does not violate any applicable Similar Laws or rules.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in nonexempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing our common stock on behalf of or with “plan assets” of any plan or plan asset entity consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under Similar Laws, as applicable.

UNDERWRITING

Boston Private Financial Holdings, Inc. and the underwriters named below have entered into an underwriting agreement with respect to the shares of our common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table:

Underwriter	Number of Shares
Goldman, Sachs & Co.	3,075,000
Keefe, Bruyette & Woods, Inc.	1,025,000

4,100,000

The underwriters are committed to take and pay for all of the shares of our common stock being offered, if any are taken, other than the shares of our common stock covered by the option described below unless and until this option is exercised.

Option to purchase additional shares

We have granted the underwriters an option to buy 615,000 additional shares of our common stock. The underwriters may exercise this option made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

Commissions and discounts

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 615,000 additional shares of our common stock:

	No exercise	Full Exercise
Per Share	$0.32025	$0.32025
Total	$1,313,025	$1,509,979

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.19215 per share from the public offering price. If all the shares are not sold at the public offering price, the underwriters may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions but including our reimbursement of certain expenses of the underwriters, will be approximately $300,000.

Lock-up

We and our directors and executive officers have agreed that, during the period beginning on the date hereof and continuing until the date 60 days after the date of this prospectus, and subject to limited exceptions, neither we nor they will, without the prior consent of Goldman, Sachs & Co., offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of (or enter into any agreement to offer, pledge, sell or otherwise dispose of), directly or indirectly, any shares of our common stock, or any options, or warrants to purchase any shares of our common stock or any securities substantially similar to our common stock or any securities convertible into, or exchangeable for, or that represent the right to receive, shares of our common stock or substantially similar securities, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock or substantially similar securities.

Indemnification and contribution

We have agreed to indemnify the several underwriters and their affiliates and controlling persons against certain liabilities. If we are unable to provide this indemnification, we will contribute to the payments the underwriters, their affiliates and their controlling persons may be required to make in respect of those liabilities.

NASDAQ Global Select Market quotation

Our common stock is quoted on NASDAQ under the symbol “BPFH.”

Price stabilization, short positions and passive market making

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option, in whole or in part, to purchase additional shares or purchasing shares in the open market. In determining the source of shares of our common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares of our common stock pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NASDAQ, in the over-the-counter market or otherwise.

In addition, in connection with this offering the underwriters may engage in passive market making transactions in our common stock on NASDAQ prior to the pricing and completion of this offering. Passive market making consists of displaying bids on NASDAQ no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the “SFA,” (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates have provided and may continue to provide certain commercial banking, financial advisory and investment banking services for us for which they receive fees.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer.

The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

VALIDITY OF SECURITIES

The validity of the common stock offered hereby will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts, and for the underwriters by Sullivan & Cromwell LLP, New York, New York. Sullivan & Cromwell LLP will rely on the opinion of Goodwin Procter LLP as to certain matters of Massachusetts law.

EXPERTS

Our consolidated financial statements as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009, included in our 2009 Annual Report on Form 10-K and incorporated by reference herein, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, or KPMG, and Hacker, Johnson & Smith PA, independent registered public accounting firms, and upon the authority of said firms as experts in accounting and auditing.

In KPMG’s report dated March 12, 2010 with respect to the consolidated financial statements described above, it is noted that KPMG did not audit the financial statements for the year ended December 31, 2007 of Gibraltar Private Bank & Trust Company, then a wholly owned subsidiary of the Company. These statements for the year ended December 31, 2007 were audited by Hacker, Johnson and Smith PA. KPMG’s report dated March 12, 2010 also contains an explanatory paragraph that states the Company has changed its method of accounting for noncontrolling interests to comply with new accounting standards adopted by the Financial Accounting Standards Board.

KPMG’s report on the effectiveness of internal control over financial reporting as of December 31, 2009 expresses an opinion that the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement under the Securities Act of 1933 that registers the offer and sale of the securities offered by this prospectus. This prospectus is part of the registration statement, but the registration statement, including the accompanying exhibits included or incorporated by reference therein, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov and on our website at http://www.bostonprivate.com. We have included the SEC’s web address and our web address as inactive textual references only. Except as specifically incorporated by reference in this prospectus, information on those websites is not part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information and reports we file with it, which means that we can disclose important information to you by referring you to these documents. Our SEC file number is 000-17089. The information incorporated by reference is an important part of this prospectus. We are incorporating by reference the documents listed below:

•	Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 12, 2010;

•	Portions of our Proxy Statement filed on April 2, 2010 that have been incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 12, 2010;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed on May 7, 2010;

•	Current Reports on Forms 8-K filed on January 13, 2010, January 22, 2010, April 30, 2010 and June 8, 2010; and

•	The description of our common stock contained in our registration statement on Form 8-A, filed on July 27, 1988, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings, and any exhibits we have specifically incorporated by reference as an exhibit in this prospectus, at no cost by writing or telephoning us at the following: Boston Private Financial Holdings, Inc., Ten Post Office Square, Boston, Massachusetts 02109, Attention: Margaret W. Chambers, Corporate Secretary. Our telephone number is (617) 912-1900. You may also obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s website at the address described above.

This prospectus is part of a registration statement we filed with the SEC. We have incorporated into this registration statement exhibits. You should read the exhibits carefully for provisions that may be important to you.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or in the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or those documents.

Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any other document filed later that is also incorporated in this prospectus by reference, modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed to constitute a part of this prospectus except as so modified or superseded. The information relating to us contained in this prospectus should be read together with the documents incorporated in this prospectus by reference.

4,100,000 Shares

Common Stock

PROSPECTUS

June 15, 2010

Goldman, Sachs & Co.

Keefe, Bruyette & Woods